Exhibit 99.1

FOR IMMEDIATE RELEASE
Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
- or -
Bernard Compagnon
Taylor Rafferty, London
+44-20-7936-0400
- or -
James P Prout
Taylor Rafferty, New York
+1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP S.A. ANNOUNCES THE 2003 HALF YEAR RESULTS OF ITS SUBSIDIARY BANCO ESPIRITO SANTO (Unaudited)

Luxembourg/Portugal – July 25, 2003 – Espírito Santo Financial Group (“ESFG”) (NYSE and Lisbon Stock Exchange: ESF) subsidiary, Banco Espírito Santo (BES), today announced its first half 2003 results.

HIGHLIGHTS

•	Net profit was up 12.8%, to euro 115.3 million, corresponding to an annualized ROE of 12.4%.

•	Fees and commissions grew 11.8%, driven by the continuous improvement of service quality and the cross-selling policy, more than offsetting the decrease in net interest income (0.9%). Commercial banking revenue (excluding trading) grew 3.4%. The strong growth of capital markets results, up by 65%, was based on good performance in fixed-rate instruments.

•	Costs grew on track with the estimate for the year, rising by 1.2%, (+4.4% in June 2002), with a positive impact on cost to income, which dropped from 55.4% in June 2002 to 51.1% this semester.

•	Provisions increased significantly (euro 215.3 million), particularly through an exceptional charge of the fund for general banking risks (of euro 86.0 million), mostly (euro 65.3 million) originated by the sale of a 45% stake in Credibom to Sofinco. This reinforces BES Group prudent stance vis-à-vis the economic situation domestically and abroad.

•	Moderate business growth, mirrored a tough macroeconomic environment. Credit was up by 2.8%, while on-balance sheet customer funds rose by 6.4%, with a positive impact on the transformation ratio, which dropped to 108%, from 112% in June 02.

•	The solvency ratio remains comfortable and way above recommended levels while the coverage of overdue loans, consistently reinforced, remains high.

An interview with President of the Executive Committee Ricardo Espírito Santo Salgado in audio and text will be available from 8:00 am on: http://www.bes.pt.

1.  ECONOMIC ENVIRONMENT

The first half of 2003 was characterized by the continuing rise of unemployment and low confidence levels. In addition to the uncertainties surrounding the situation in Iraq and SARS outbreak, other problems persisted, namely excessive capacity, the delocalization of companies to Eastern Europe and rising competition from Asian economies: China and India.

In the United States, and after having risen at an annualized real rate of 1.4% in the first three months of the year, GDP is thought to have grown at a very modest pace of around 2% in the second half of the year. However, private consumption was sustained by income tax cuts and an expansionary monetary policy (the benchmark rate fell to 1%). The outlook for economic growth had improved by the end of the semester.

In the Euro area, economic activity remained stagnant. Weak domestic demand, the rise of the euro and growing unemployment, presented important constraints to growth, giving rise, in some countries, to difficulties in complying with the budgetary stability criteria. A clear downward trend in inflation (2% in June) allowed the European Central Bank to cut once again its benchmark rates, the key refinancing rate having dropped by 75 basis points, to stand at 2% at the end of June.

By the end of the semester, equity markets had consolidated the recovery initiated by mid-March, reflecting rising confidence indices and investors’ accrued propensity for risk. Between January and June the Dow Jones and Nasdaq indices were up by respectively 7.7% and 21.5%. In Portugal, the PSI 20 index rose by 11.8% between March and June, annulling the losses registered early in the year.

The Portuguese economy is thought to have reached the bottom of the current economic cycle during the first six months of the year. Domestic demand remained depressed, reflecting the adjustment of families and companies to high indebtedness levels, rising unemployment and stagnant disposable income. An unfavorable economic situation worldwide limited the contribution of exports to growth. Inflation continued to decline, the year-on-year inflation rate dropping to 3.3% at the end of the semester.

2.  PRIOR NOTE TO THE ANALYSIS OF THE ACTIVITY AND RESULTS

As announced in due time, Banco Espírito Santo sold to Banque Sofinco shares representing 45% of the share capital of Credibom – Sociedade Financeira para Aquisição a Crédito S.A.. This transaction was reflected in the financial statements for the period ended on June 30, 2003, through an extraordinary profit of euro 74.3 million in BES’ individual accounts and euro 65.3 million in the consolidated accounts. This extraordinary result was fully allocated to reinforcing, by euro 86.0 million, the fund for general banking risks, thus canceling the effects of the operation on the half-year net profit.

BES consolidated balance sheet as of June 30, 2003 excludes Credibom’s assets and liabilities, while the income statement still reflects Credibom’s consolidation, as, from the economic standpoint, this company contributed to BES Group half-year results.

For purposes of comparability with previous periods and whenever justified by circumstances, the published financial and business data will also be presented proforma (exclusion of Credibom).

3.  ACTIVITY HIGHLIGHTS

BES Group continued to conduct its commercial activity based on a strategy of product innovation, deeper segmentation and sustained improvement of quality standards. These factors proved decisive in the growth of on-balance sheet customer funds, which rose by 6.4%, and particularly in that of total customer funds, which were up by 10.5%.

MAIN BUSINESS VARIABLES

Customer loans, reflecting the adverse conditions that the Portuguese and the international economies are going through, posted moderate growth: 2.8% if excluding securitized credit, and 6.1% including securitized credit.

Mortgage loans remained the most dynamic item overall, rising by 10.8%; other loans to individuals, reflecting selectivity criteria, were down by 8.2%; corporate lending maintained the slowdown trend of the previous quarters, growing by 4.9%.

The increase in customer funds coupled with the moderate growth of customer loans led to an improvement in the transformation ratio, from 112% in June 2002 to 108% at the end of the first half of 2003.

Bancassurance activity, mutual funds and structured products continued to post a significant growth (+19.4%). This trend reflects an increase in demand for alternative saving products, explained by the current low level of interest rates.

4.  RESULTS AND PROFITABILITY

Consolidated net income reached euro 115.3 million, a year-on-year increase of 12.8%. Moreover, income before taxes and minority interests was up by 15.2%. Return on equity (ROE), based on annualized net income, stood at 12.4%.

INCOME STATEMENT

4.1  Net Interest Income

Net interest income reached euro 376.4 million, which represents a year-on-year decrease of 0.9%, mainly explained by declining interest rates (the ECB cut the refi rate by 75 basis points during this half-year), scarce liquidity and reduced exposure to consumer credit. Net interest margin and net interest income are expected to keep reflecting the adverse economic situation and moderate business growth.

Net interest margin for the semester stood at 2.09%, which compares to 2.12% in March 2003 and 2.18% in the first half of 2002.

4.2  Fees and Commissions

Fees and commissions reached euro 215.7 million, a year-on-year increase of 11.8%, mainly explained by traditional products, the positive contribution of investment funds and bancassurance, and also non-recurrent fees and commissions from project finance. Improved service quality and initiatives aimed at boosting loyalty in the customer base were crucial contributors to the growth achieved.

In the first half of 2003, Infrastructure Journal released the Project Finance League Tables for 2002, where, based on the number of operations carried out, BES was ranked as follows:

– 1st, as Arranger in the Transport Sector, and 7th as Advisor;

– 2nd as Arranger in Western Europe, and 3rd as Advisor;

– 9th as Global Arranger and Advisor.

BES Investimento is thus the leading Iberian bank in project finance, also showing the strong development of this business in recent years.

4.3  Capital Markets Results

In line with the first quarter, BES continued to steer financial management in order to benefit from opportunities arising out of a rebounding equity market and in particular from the evolution of interest rates, the latter benefiting from interest rate cuts during this semester.

Investment Banking activity also performed positively this semester. BES Investimento consolidated its leadership in Portugal (Euromoney’s award for Best M&A House) and reinforced its presence in Spain and Brazil, particularly as originator of cross-border operations. This strong commercial dynamism was mirrored in the expressive growth of banking income, up 31.2% year-on-year to euro 51.6 million, and of net profit, that increased 135.4% to euro 12.0 million.

4.4  Operating Costs

Operating costs were kept within planned limits, rising by 1.2% year-on-year, benefiting from several projects and initiatives aiming at cost control. Depreciation and amortization showed the strongest increase, reflecting the depreciation of investments made in modernizing processes.

OPERATING COSTS

The rationalization plan for 2003 is proceeding according to plan. There was a net reduction of 106 employees in the first half of the year. The objective for the full year remains at net reduction of 250 employees.

4.5  Provisioning

Net provision charge for the period amounted to euro 215.3 million, an annual increase of 77.1%.

Credit provisions were reinforced by 39.1% to euro 126.7 million, while other provisions reached euro 99.3 million, including the charge for general banking risks, which shows BES prudent stance vis-à-vis the economic situation. The balance of fund for general banking risks reached euro 100.6 million, from euro 14.6 million in December 2002.

4.6  Extraordinary Results and Other

Extraordinary and other results include the amortization of extraordinary pension charges, as well as an extraordinary capital gain of euro 65.3 million from the disposal of 45% of Credibom.

4.7  Profitability

Return on assets (ROA) improved on first half 2002, positively influenced by the securitization operations. Return on equity (ROE), based on annualized results, stood broadly stable versus first half of 2002.

PROFITABILITY

5.  ASSET QUALITY AND SOLVENCY

Bearing in mind the adverse economic environment, credit provisions were increased by euro 141 million, above the increase of overdue loans (+euro 93 million).

The ratio of overdue loans over 90 days stood at 1.92%, while the coverage ratio remained strong (149.8% for overdue loans over 90 days and 131.0% for total overdue loan coverage).

The solvency ratio remains at comfortable levels: 10.9% according to the Bank of Portugal’s rules (vs. 10.7% in December 2002) and 13.0% under the BIS criteria (December 2002: 12.6%).

Early in July BES Group issued preference shares in the amount of euro 450 million. This issue aims to stabilize the value of preference shares in the capital base of the Bank, in so far as outstanding issues are US Dollar denominated, thus suffering from FX effect. Nevertheless, in order to maintain a stable weight of preference shares in Tier I, next August 18 the Group will redeem the 10 million preference shares (amounting to USD 250 million) issued in November 1999, currently listed on the London Stock Exchange.

The medium and long-term debt rating is A1, as assigned by Moody’s, A- by Standard and Poor’s and A+ by FitchRatings.

6.  PRODUCTIVITY

Given that current macroeconomic context tends to limit revenue growth, the results achieved through the cost restraint policy are worth noting, as they led to further improvements in the cost to income (at 51.1%). The Board of Directors is committed to reach a cost to income of 50% at the end of 2003 and contain cost growth up to 1%.

The remaining productivity ratios also improved significantly, particularly the Operating Costs / Average Net Assets and Total Assets per Employee ratios.

7.  ELECTRONIC BANKING

The first half of 2003 was marked by an increase in customers using the direct channels, confirming the growing importance of these channels in customer-bank relationships.

In June 30, 2003, 765 thousand customers were using BES telephone banking service and 647 thousand were using internet banking service for individual customers, accounting for an overall penetration rate in retail customer base of 46%. Moreover, 30 thousand companies were using internet banking service for corporate customers, which represents a penetration rate of 55% in the customer base of medium companies and 11% in small enterprises.

USERS OF DIRECT CHANNELS

In the first half of 2003, 9 million visitors accessed BES website (+83%) and 6 million logged-in to the internet banking services (+33%). Telephone service totaled 1.3 million (-24%) calls.

Low value-added operations performed through the direct channels continued to grow, reaching 1.1 million, which represents a year-on-year increase of 36%.

Despite the competitive environment, Banco BEST is performing in line with the objectives, with 14 thousand customers and assets under management totaling euro 250 million. Espírito Santo Financial Consultants were integrated during the first half of the year, aiming to fuel the business future development.

Users of pmelink.pt already exceed 32 thousand companies, of which 9 thousand are frequent users. The performance was in line with the business plan, and December should show positive cash flow.

8. INTERNATIONAL ACTIVITY

The restructuring of Banco Espírito Santo, SA (BESSA) branch network, that now stands at 31 branches, was concluded in April. BESSA concentrates the Group’s entire business with individual customers in Spain: affluent segment and private banking. Corporate banking remains chiefly focused on serving BES customers with business in Spain.

The operation posted a positive progress, driven by the network rationalization and by a persistent effort to reduce costs.

The activity of Espírito Santo B&M in Spain performed in line with expectations (revenues increased 10.7% year-on-year), benefiting from the increasing consolidation of the Iberian investment banking project.

BES Investimento in Brazil posted considerable growth (+54.3%), driven by the fees obtained in M&A operations, namely through advising CSN in the acquisition of Lusosider share capital; Bradesco, in taking control of BBV (Brazil); Telesp Celular, in taking control of Tele Centro Oeste; and Lead or Joint Lead Manager in the bond issue for: Banco do Brasil, Bradesco, Usiminas, Telesp Celular and Bandeirantes Energia.

GRUPO BANCO ESPIRITO SANTO

# BANCO ESPIRITO SANTO

## CONSOLIDATED INCOME STATEMENT AS AT JUNE 30, 2003

(Unaudited Figures)

| | Jun 02 ($10^3$ EUR) | Jun 03 ($10^3$ EUR) |
|---|---|---|
| **CREDIT** | | |
| Interest income | 1,069,912 | 1,096,426 |
| Income from securities | 8,669 | 15,123 |
| Commissions | 170,634 | 183,912 |
| Profits arising from trading activity | 1,602,056 | 1,307,962 |
| Write-back of provisions | 87,759 | 148,578 |
| Income arising from the equity method of consolidation | 2,940 | 4,364 |
| Other operating income | 49,213 | 54,822 |
| Extraordinary gains | 13,894 | 80,198 |
| Minority interests | 2,327 | 1,657 |
| **TOTAL CREDIT** | 3,007,404 | 2,893,042 |
| **DEBIT** | | |
| Interest expense | 690,139 | 720,026 |
| Commissions | 26,878 | 23,039 |
| Losses arising from trading activities | 1,547,464 | 1,218,558 |
| General administrative costs | 289,295 | 286,993 |
| a) Staff costs | 160,983 | 157,164 |
| b) Other administrative costs | 128,312 | 129,829 |
| Depreciation | 62,737 | 69,191 |
| Other operating expenses | 4,457 | 2,844 |
| Provisions for loan losses and other risks | 209,113 | 362,091 |
| Provisions for investments | 237 | 1,814 |
| Extraordinary losses | 27,226 | 34,240 |
| Income taxes | 23,303 | 33,284 |
| Other taxes | 4,010 | 5,395 |
| Losses arising from the equity method of consolidation | | 1,892 |
| Minority interests | 20,355 | 18,365 |
| Consolidated net income for the period | 102,190 | 115,310 |
| **TOTAL DEBIT** | 3,007,404 | 2,893,042 |

GRUPO BANCO ESPIRITO SANTO

# BANCO ESPIRITO SANTO

## CONSOLIDATED BALANCE SHEET AS AT JUNE 30, 2003

(Unaudited Figures)

| | Jun 2002 ($10^3$ EUR) | Jun 2003 ($10^3$ EUR) |
|---|---|---|
| NET ASSETS | | |
| Cash and deposits at Central Banks | 667,307 | 688,367 |
| Loans and advances to credit institutions repayable on demand | 618,971 | 644,563 |
| Other loans and advances to credit institutions | 4,114,891 | 5,792,238 |
| (Provisions) | (8,516) | (12,934) |
| Loans and advances to customers | 25,760,437 | 26,017,945 |
| (Provisions) | (332,532) | (374,466) |
| Bonds and other fixed income securities | 4,300,972 | 3,873,243 |
| (Provisions) | (87,614) | (67,829) |
| a) Issued by Government and Public entities | 1,249,829 | 854,481 |
| (Provisions) | (6,427) | (4,662) |
| b) Issued by other entities | 3,043,979 | 3,001,418 |
| (Provisions) | (81,187) | (63,167) |
| c) Own securities | 7,164 | 17,344 |
| Shares and other variable income securities | 996,311 | 514,764 |
| (Provisions) | (80,728) | (99,622) |
| Investments in associated companies | 41,528 | 59,964 |
| (Provisions) | | (2,384) |
| Other investments | 930,550 | 973,067 |
| (Provisions) | (14,730) | (47,477) |
| Intangible assets | 475,935 | 549,414 |
| (Amortization) | (297,518) | (376,393) |
| Tangible assets | 1,028,695 | 881,386 |
| (Depreciation) | (606,181) | (528,657) |
| Treasury stock | | |
| Other debtors | 541,797 | 534,904 |
| (Depreciations) | (20,798) | (20,102) |
| Prepayments and accrued income | 1,238,818 | 1,751,824 |
| TOTAL NET ASSETS | 39,267,595 | 40,751,815 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | |
| Amounts owed to credit institutions | 6,439,077 | 6,840,868 |
| a) Repayable on demand | 339,637 | 383,092 |
| b) With agreed maturity date | 6,099,440 | 6,457,776 |
| Amounts owed to customers | 17,630,455 | 18,100,886 |
| a) Savings accounts | 2,404,481 | 2,161,585 |
| b) Repayable on demand | 6,310,609 | 6,907,000 |
| c) With agreed maturity date | 8,915,365 | 9,032,301 |
| Debt securities | 9,435,698 | 10,281,974 |
| a) Outstanding Bonds | 7,648,448 | 8,946,750 |
| b) Other securities | 1,787,250 | 1,335,224 |
| Other liabilities | 286,429 | 295,225 |
| Accruals and deferred income | 868,075 | 567,268 |
| Provisions for liabilities and charges | 341,556 | 419,914 |
| a) Pension plan and equivalent charges | 291 | |
| b) Other provisions | 341,265 | 419,914 |
| Provisions for general banking risks | 62,521 | 100,551 |
| Subordinated debt | 1,709,744 | 1,680,723 |
| Share capital | 1,500,000 | 1,500,000 |
| Share premium | 300,000 | 300,000 |
| Reserves | 40,111 | 61,407 |
| Revaluation reserves | | |
| Retained earnings | | |
| Minority interests | 551,739 | 487,689 |
| Consolidated net income for the period | 102,190 | 115,310 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | 39,267,595 | 40,751,815 |